Filed under Rule 433

File No. 333-277448

Final Term Sheet

Pinnacle West Capital Corporation

$400,000,000 4.90% Senior Notes due 2028

$400,000,000 5.15% Senior Notes due 2030

May 12, 2025

Issuer:	Pinnacle West Capital Corporation
Expected Ratings (Moody’s / S&P / Fitch):	Baa2 (stable) / BBB (stable) / BBB (stable) Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Trade Date:	May 12, 2025
Settlement Date:	May 15, 2025 (T+3)
Security:	4.90% Senior Notes due 2028	5.15% Senior Notes due 2030
Principal Amount:	$400,000,000	$400,000,000
Interest Payment Dates:	May 15 and November 15, commencing November 15, 2025	May 15 and November 15, commencing November 15, 2025
Maturity Date:	May 15, 2028	May 15, 2030
Interest Rate:	4.90%	5.15%
Benchmark Treasury:	3.750% due May 15, 2028	3.875% due April 30, 2030
Benchmark Treasury Price / Yield:	99-10+ / 3.990%	98-31+ / 4.103%
Spread to Benchmark Treasury:	+93 basis points	+108 basis points
Yield to Maturity:	4.920%	5.183%
Public Offering Price:	99.945% per note	99.856% per note
Optional Redemption:	Make-whole call at any time prior to April 15, 2028 at Treasury rate plus 15 basis points and, thereafter, at par	Make-whole call at any time prior to April 15, 2030 at Treasury rate plus 20 basis points and, thereafter, at par
CUSIP/ISIN:	723484 AM3 / US723484AM30	723484 AN1 / US723484AN13
Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

Pinnacle West Capital Corporation has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents Pinnacle West Capital Corporation has filed with the SEC for more complete information about Pinnacle West Capital Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Pinnacle West Capital Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, J.P. Morgan Securities LLC collect at (212) 834-4533, RBC Capital Markets, LLC toll-free at (866) 375-6829, Scotia Capital (USA) Inc. toll-free at (800) 372-3930 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.

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